SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Halcon Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

Britani Talley Bowman

3155 E. 86th St.

Tulsa, OK 74137

(918) 298-2113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 40537Q209	13D

(1)	Names of reporting persons Britani Talley Bowman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,166,667
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 3,166,667
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 3,166,667
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 3.2%
(14)	Type of reporting person IN

CUSIP NO: 40537Q209	13D

(1)	Names of reporting persons Dannebrog Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3004164
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds SC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,166,667
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 3,166,667
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 3,166,667
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 3.2%
(14)	Type of reporting person CO

CUSIP NO: 40537Q209	13D

(1)	Names of reporting persons Danish Knights, A Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3007501
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,166,667
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 3,166,667
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 3,166,667
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 3.2%
(14)	Type of reporting person PN

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Schedule 13D”) relates to the common stock of Halcon Resources Corporation, previously RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Issuer common stock”), and is being filed by Ms. Bowman, on her own behalf and on behalf of Danish Knights, A Limited Partnership (“Danish Knights”), 98.5% of which is owned by Ms. Bowman and 1.5% of which is owned by Dannebrog Corporation (“Dannebrog”), the general partner of Danish Knights. Ms. Bowman, Danish Knights and Dannebrog are referred to collectively herein as the “Bowman Reporting Persons”. The address of the principal executive offices of the Issuer is 1000 Louisiana, Suite 6700, Houston, Texas 77002.

Item 2. Identity and Background.

There is no change to the Item 2 information previously filed by the Bowman Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The Bowman Reporting Persons beneficially own 3,166,667 shares of Issuer common stock held for its own account or approximately 3.2% of the Issuer common stock outstanding. The calculations set forth herein are based on 99,589,469 shares of Issuer common stock outstanding. This Issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012.

(b)	The Bowman Reporting Persons have sole voting and dispositive power with respect to 3,166,667 shares of Issuer common stock. The 3,166,667 of shares of Issuer common stock reported on this Schedule 13D are owned by Danish Knights. Dannebrog is the general partner of Danish Knights and Ms. Bowman is the President and sole director of Dannebrog and, therefore, each may be deemed to be the beneficial owner of the Issuer common stock under Section 13 of the Securities Exchange Act of 1934. Both Dannebrog and Ms. Bowman disclaim any such beneficial ownership.

(c)	Not applicable.

(d)	Not applicable.

(e)	The Bowman Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer common stock on February 8, 2012, upon the issuance of 73,333,334 shares of Issuer common stock (after taking into account the one-for-three reverse stock split effective February 10, 2012) to Halcon Resources LLC.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012

Danish Knights, A Limited Partnership
By: Dannebrog Corporation, General Partner

By	/s/ Britani Talley Bowman
Britani Talley Bowman, President

Dannebrog Corporation

By	/s/ Britani Talley Bowman
Britani Talley Bowman, President

/s/ Britani Talley Bowman
Britani Talley Bowman